Gauzy Ltd.

14 Hathiya Street

Tel Aviv, 6816914 Israel

October 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gauzy Ltd. (the “Company”)

Form F-1 Confidentially Submitted October 13, 2022

Ladies and Gentlemen:

On October 13, 2022, in accordance with the provisions of the Jumpstart Our Business Startups Act of 2012, the Company confidentially submitted to the Securities and Exchange Commission a draft registration statement on Form F-1 (the “Registration Statement”) for the initial public offering of the Company’s ordinary shares. In connection with the confidential submission of the Registration Statement, reference is hereby made to the Compliance and Disclosure Interpretations, Fixing America’s Surface Transportation (FAST) Act, Question 1, located at https://www.sec.gov/divisions/corpfin/guidance/fast-act-interps.htm (the “Interim Financial Statement Guidance”).

In accordance with the Interim Financial Statement Guidance, the Company has omitted from its Registration Statement interim financial information for the six months ended June 30, 2022 (the “June Interim Financial Information”) because the Company reasonably believes that the Company will not be required to present the June Interim Financial Statements separately at the time of the offering contemplated by the Registration Statement. Instead, the Company has included in the financial information that forms a part of the Registration Statement headings for financial and related information for the year ended December 31, 2021 and 2020. Financial and related information for the nine months ended September 30, 2022 will be included in a future filed amendment to the Registration Statement.

Should the staff of the Division of Corporation Finance of the Securities and Exchange Commission have any questions with respect to the foregoing, you may contact our legal counsel, Mark Selinger, at (212) 547-5444 or by email at mselinger@mwe.com, Gary Emmanuel, at (212) 547-5541 or by email at gemmanuel@mwe.com, or David Huberman at (312) 984-6887 or by email at dhuberman@mwe.com, at the offices of McDermott Will & Emery LLP.

Sincerely,

GAUZY LTD.

By:	/s/ Meir Peleg
Meir Peleg
Chief Financial Officer

CC:

Mark Selinger, McDermott Will & Emery LLP

Gary Emmanuel, McDermott Will & Emery LLP

David Huberman, McDermott Will & Emery LLP